May 16, 2011

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mark P. Shuman
Evan Jacobson
Kathleen Collins
Melissa Feider

Re:	LinkedIn Corporation
Registration Statement on Form S-1
Registration No. 333-171903
Form 8-A (File No. 001-35168)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between May 9, 2011 and the date hereof, 5,960 copies of the Preliminary Prospectus dated May 9, 2011 were distributed to prospective underwriters, institutional investors and prospective dealers.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Daylight Time on May 18, 2011 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

J.P. MORGAN SECURITIES LLC

As Representatives of the

Prospective Underwriters

By:	Morgan Stanley & Co. Incorporated

By:	/s/ Robert Brass
	Name:	Robert Brass
	Title:	Executive Director

By:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Palma Mazzolla
	Name:	Palma Mazzolla
	Title:	Director

By:	J.P. Morgan Securities LLC

By:	/s/ Noah Wintroub
	Name:	Noah Wintroub
	Title:	Managing Director

[Signature Page to Acceleration Request]

May 16, 2011

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Mark P. Shuman
Evan Jacobson
Kathleen Collins
Melissa Feider

Re:	LinkedIn Corporation
Registration Statement on Form S-1 (File No. 333-171903)
Form 8-A (File No. 001-35168)

Acceleration Request
Requested Date:	May 18, 2011
Requested Time:	4:00 P.M. Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and Rule 12d1-2 of the Securities Exchange Act of 1934, as amended, LinkedIn Corporation (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-171903) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) (the “Registration Statement Acceleration Request”). In connection with the Registration Statement Acceleration Request, the Company hereby requests that the above referenced Form 8-A (File No. 001-35168) also be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff.

In connection with the acceleration request, the Company hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement on Form S-1 effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement on Form S-1;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement on Form S-1; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Sincerely,

LinkedIn Corporation

By:	/s/ Erika Rottenberg
Erika Rottenberg Vice President, General Counsel and Secretary

cc:	Jeffrey Weiner
Erika Rottenberg, Esq.
LinkedIn Corporation

Jeffrey D. Saper, Esq.
Katharine A. Martin, Esq.
Jon C. Avina, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.

Eric C. Jensen, Esq.
John T. McKenna, Esq.
David Peinsipp, Esq.
Cooley LLP

Timothy de Kay
Deloitte & Touche LLP

(Signature Page to Acceleration Request)